July 24, 2025

Will Reeves
Chief Executive Officer
Fold Holdings, Inc.
2942 North 24th Street, Suite 115, #42035
Phoenix, Arizona 85016

       Re: Fold Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 11, 2025
           File No. 333-288623
Dear Will Reeves:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1.     We note your disclosure that SZOP "may be" deemed an underwriter.
Because the
       Selling Stockholder, SZOP, is the equity line investor under your Equity Purchase
       Facility Agreement dated June 16, 2025, please revise your disclosure on the cover page and page 153 to name SZOP as an underwriter for this offering. Please refer to
       Securities Act C&DI 139.13.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 24, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                           Sincerely,

                                                           Division of
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                                                           Office of Crypto
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